UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SINA Corporation
(Name of Issuer)
Ordinary Shares, par value $0.133
(Title of Class of Securities)
G81477104
(CUSIP Number)
Charles Chao
New-Wave Investment Holding Company Limited
20/F Ideal International Plaza
No. 58 Northwest 4th Ring Road
Haidian District, Beijing, People’s Republic of China
Telephone: +86 10 5898 3005
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
with a copy to:
Lee Edwards
Shearman & Sterling LLP
12th Floor, East Tower, Twin Towers
B-12 Jianguomenwai Dajie
Beijing, People’s Republic of China
+86 10 5922 8000
November 25, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G81477104	SCHEDULE 13D

1	NAME OF REPORTING PERSONS New-Wave Investment Holding Company Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,608,612 ordinary shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,608,612 ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,608,612 ordinary shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	G81477104	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Charles Chao

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		135,202 ordinary shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,608,612 ordinary shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		135,202 ordinary shares

WITH	10	SHARED DISPOSITIVE POWER

5,608,612 ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,743,814 ordinary shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1. Security and Issuer.
          This Statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value $0.113 per share (the “Shares”), of SINA Corporation, a company organized under the laws of the Cayman Islands (the “Company”), whose principal executive offices are located at 37F, Jin Mao Tower, 88 Century Boulevard, Pudong, Shanghai 200121, China.
Item 2. Identity and Background.
          This Statement is being filed by New-Wave Investment Holding Company Limited, a company organized under the laws of the British Virgin Islands (“New-Wave”), and Charles Chao, the president, chief executive officer and director of the Company and the sole director and chief executive officer of New-Wave (“Charles Chao”).
          New-Wave is solely engaged in holding, distributing, or effecting any sale of the Shares held by it.
          The principal executive offices of New-Wave are located at 20/F Ideal International Plaza, No. 58 Northwest 4th Ring Road, Haidian District, Beijing, People’s Republic of China.
          The name, business address, present principal occupation or employment and citizenship of Charles Chao, the sole director and executive officer of New-Wave are set forth in Schedule A hereto and are incorporated herein by reference.
          During the last five years, neither New-Wave nor Charles Chao has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          New-Wave and Charles Chao entered into a Joint Filing Agreement on December 7, 2009 (the “Joint Filing Agreement”), pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. A copy of the Joint Filing Agreement is attached hereto as Exhibit A.
Item 3. Source and Amount of Funds or Other Considerations.
          New-Wave and the Company entered into a Share Subscription Agreement on September 21, 2009 (as amended, the “Share Subscription Agreement”), a copy of which is attached hereto as Exhibit B. The description of the Share Subscription Agreement contained herein is qualified in its entirety by reference to Exhibit B, which is incorporated herein by reference.
          Pursuant to the Share Subscription Agreement, the Company issued to New-Wave 5,608,612 Shares (the “Subscription Shares”), representing 9.3% of the Company’s outstanding Shares, at a subscription price of $180,000,000, at a closing that occurred on November 25, 2009 (the “Effective Date”).

          To fund part of the purchase of the Subscription Shares (the “Financed Shares”), New-Wave and Merrill Lynch International (“Merrill Lynch”) entered into a Margin Loan Agreement on November 25, 2009 (the “Margin Loan Agreement”), pursuant to which New-Wave obtained a one-year term loan from Merrill Lynch in the principal amount of $58,000,000 (the “Margin Loan”). A copy of the Margin Loan Agreement is attached hereto as Exhibit C.
          The funds used to purchase the remainder of the Subscription Shares were obtained from the capital of New-Wave. The Management Shareholders and the PE Shareholders have contributed, in the aggregate, $50,000,000 and $75,000,000, respectively, to the capital of New-Wave.
Item 4. Purpose of Transaction.
          The information set forth in Item 3 is hereby incorporated by reference in this Item 4.
          Shareholders Agreement
          On November 25, 2009 (the “Effective Date”), the Persons set forth under “Investors” on Schedule 1 thereto (the “PE Shareholders”), the Persons set forth under “Management Shareholders” on Schedule 1 thereto (the “Management Shareholders”) and New-Wave entered into a Shareholders Agreement (the “Shareholders Agreement”), a copy of which is attached as Exhibit D hereto. The Management Shareholders and the PE Shareholders are collectively referred to as the “New-Wave Shareholders”.
          Voting Rights
          Pursuant to the Shareholders Agreement, with respect to certain material business combination transactions presented to the shareholders of the Company for a vote, New-Wave will (A) vote (x) the Management Shareholders’ allocable portion of the Shares in the manner directed by the Management Shareholders holding a majority (the “Management Majority”) of the then ordinary shares of New-Wave (the “New-Wave Shares”) and (y) each PE Shareholder’s pro rata portion of an allocable portion of the Shares in the manner directed by each such PE Shareholder; or (B) abstain from voting, in all other cases. With respect to all other matters presented to the shareholders of the Company for a vote, New-Wave will vote its Shares at the sole discretion of its director(s) selected by the Management Shareholders.
          Repayment of Margin Loan
          During a period commencing on the date that is fifteen business days prior to November 25, 2010, the maturity date of the Margin Loan (the “Maturity Date”), and ending on the Maturity Date, New-Wave will sell such number of Shares as necessary to repay (i) all funds borrowed by New-Wave under the Margin Loan Agreement and directly used to fund the purchase of the Financed Shares, together with accrued interest and associated expenses (the “Financed Share Loan Amount”) and (ii) all other funds borrowed by New-Wave under the Margin Loan Agreement (the sum of the amounts in (i) and (ii) are referred to as the “Total Accrued Loan Amount”). The total number of Shares sold to repay the Financed Share Loan Amount is referred to as the “Loan Repayment Shares”.

          If the total number of Financed Shares is greater than that of Loan Repayment Shares, New-Wave, at the direction of the Management Majority and subject to the consent of the PE Shareholders, may, prior to the second year anniversary of the Effective Date (the “Second Anniversary Date”), sell the remaining number of the Financed Shares (the “Excess Financed Shares”) to bona fide third-party purchasers. Upon the sale by New-Wave, at the direction of the Management Majority and subject to the consent of the PE Shareholders, of all of the Excess Financed Shares, each New-Wave Shareholder will be entitled to receive such Shareholder’s allocable portion of the net proceeds from such sale.
          If the total number of Financed Shares is less than that of Loan Repayment Shares, the respective interests of the Management Shareholders and the PE Shareholders in the underlying Shares will be in accordance with a formula set forth in the Shareholders Agreement.
          Distribution of the Shares
          The New-Wave Shareholders may not request distribution of any Shares until the earlier of (i) the date that all the Financed Shares all sold by New-Wave and (ii) the Second Anniversary Date.
          Subject to the foregoing, upon the request of any PE Shareholder, New-Wave will distribute to each PE Shareholder (pro rata to each PE Shareholder based on such PE Shareholder’s ownership of the preferred shares of New-Wave) a predetermined portion of the Shares on the various anniversary dates of the Effective Date, in accordance with the terms set forth in the Shareholders Agreement. New-Wave will, upon request by the Management Shareholders, distribute to each of the Management Shareholders (pro rata to each Management Shareholder based on such Management Shareholder’s ownership of the ordinary Shares of New-Wave) up to the same proportion of Shares that have been distributed to the PE Shareholders as of the various dates of distribution, subject to certain limitations as set forth in the Shareholders Agreement.
          The description of the Shareholders Agreement contained herein is qualified in its entirety by reference to Exhibit D, which is incorporated herein by reference.
          Registration Rights Agreement
          On November 24, 2009, the Company and New-Wave entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), a copy of which is attached as Exhibit E hereto, pursuant to which the Company agreed to provide New-Wave with certain registration rights in respect of the Shares held by New-Wave.
          The Company will file with the Securities and Exchange Commission (the “SEC”), within thirty (30) Business Days after the Effective Date, a registration statement on Form F-3 covering all of the Subscription Shares (a “Shelf Registration Statement”) and keep it effective for a period of one year. New-Wave or Merrill Lynch may, upon the occurrence of an Event of Default (as such term is defined in the Margin Loan Agreement), sell the number of Subscription Shares necessary to realize proceeds equal to 110% of the amount of all indebtedness and other obligations owing to Merrill Lynch by New-Wave.
          After May 25, 2010 and upon receipt of a written request from New-Wave requesting that the Company effect a registration under the Securities Act of 1933, as amended (the “Securities Act”), covering all of part of the Subscription Shares, the Company shall, as soon as is practicable, but in no event later than thirty (30) days (excluding any days which occur during a permitted Blackout Period (as such term is defined in the Registration Rights Agreement) after receipt of such written request, file with the SEC, and use its reasonable best efforts to cause to be declared effective, a registration statement (a “Shelf Registration Statement”) on an appropriate form under the Securities Act relating to all of the Registrable Securities that the Company has been so requested to register for sale, to the extent required to permit the disposition of the Subscription Shares so registered. The Company shall file with the SEC, and use its reasonable best efforts to cause to be declared effective, a Shelf Registration Statement on each of the second and third anniversaries of the Effective Date covering the number of Subscription Shares for which registration is requested by New-Wave.
          At any time following May 25, 2010, any Holder (as such term is defined in the Registration Rights Agreement) may request that the Company file a registration statement (a “Demand Registration Statement”) with the SEC covering not less than 200,000 Shares (a “Demand Registration”). The Holders are entitled to demand up to two Demand Registrations provided that the Company is not required to prepare and file (i) more than two Demand Registration Statements in any twelve-month period or (ii) any Demand Registration Statement within 90 days of the date of effectiveness of any other registration statement filed by the Company pursuant to the Registration Rights Agreement.
          If, at any time, the Company files a registration statement with the SEC, any Holder will be entitled, subject to certain exceptions, to exercise “piggyback” registration rights requiring the Company to include in any such registration that number of Shares held by such Holder as such Holder may request, subject only to certain prescribed limitations provided in the Registration Rights Agreement.
          The Company may, on a limited number of occasions, and in certain prescribed circumstances, delay the filing or effectiveness of any registration statement required to be filed pursuant to the Registration Rights Agreement.
          The description of the Registration Rights Agreement contained herein is qualified in its entirety by reference to Exhibit E, which is incorporated herein by reference.
          Although New-Wave and Charles Chao have no present intention to acquire securities of the Company, they intend to review their investment on a regular basis and, as a result thereof and subject to the terms and conditions of the Shareholders Agreement, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Company, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Company owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations and subject to the restrictions on transfers set forth in the Subscription Agreement and the Shareholders Agreement. Notwithstanding anything contained herein, each of New-Wave and Charles Chao specifically reserves the right to change its/his intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of New-Wave and Charles Chao currently expects that it/he would take into consideration a variety of factors, including, but not limited to, the following: the Company’s business and prospects; other developments concerning the Company and its businesses generally; other business opportunities available to New-Wave and Charles Chao; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Company.
          Except as set forth in this Schedule 13D, New-Wave and Charles Chao have no present plans or proposals that relate to or would result in:
     (i) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company,
     (ii) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company,
     (iii) A sale or transfer of a material amount of assets of the Company,
     (iv) Any change in the present board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board,
     (v) Any material change in the present capitalization or dividend policy of the Company,
     (vi) Any other material change in the Company’s business or corporate structure,
     (vii) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person;
     (viii) A class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
     (ix) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act, or
     (x) Any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
          The responses of New-Wave and Charles Chao to Rows (7) through (13) of the cover pages of this Schedule 13D and the information set forth in Item 3 are hereby incorporated by reference in this Item 5.
          Pursuant to the Share Subscription Agreement, on the Effective Date, New-Wave acquired and is deemed to beneficially own 5,608,612 Shares, representing 9.3% of the Company’s outstanding Shares.

          Charles Chao is the direct owner of 98,231 Shares and holds options to acquire an additional 36,971 Shares, together representing 0.2% of the Shares outstanding. By virtue of being the sole director selected by the Management Shareholders and holding in excess of the number of New-Wave Shares constituting the Management Majority, Charles Chao has the power to direct the voting and disposition of 5,608,612 Shares. Accordingly, Charles Chao is the beneficial owner of 5,743,814 Shares, representing 9.5% of the Shares outstanding. During the period from November 18 to November 25, 2009, Charles Chao sold 500,000 Shares in the open market for aggregate proceeds of $22,512,440.
          The percentage of the class of securities identified pursuant to Item 1 beneficially owned by New-Wave and Charles Chao is based on 60,504,739 Shares outstanding as at November 25, 2009 after the issuance of the Subscription Shares, as provided by the Company.
          Except as disclosed in this Schedule 13D, neither New-Wave nor Charles Chao beneficially owns any Shares or has the right to acquire any Shares.
          Except as disclosed in this Schedule 13D, neither New-Wave nor Charles Chao presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares that they may be deemed to beneficially own.
          Except as disclosed in this Schedule 13D, neither New-Wave nor Charles Chao has effected any transaction in the Shares during the past 60 days.
          To the best knowledge of New-Wave and Charles Chao, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by New-Wave and Charles Chao.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.
          Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between New-Wave and Charles Chao or, to the best knowledge of Charles Chao, between Charles Chao and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement, dated as of December 7, 2009, between New-Wave Investment Holding Company Limited and Charles Chao

B	Share Subscription Agreement, dated as of September 21, 2009 and as amended on September 23, 2009 and November 14, 2009, between SINA Corporation and New-Wave Investment Holding Company Limited

C*	Margin Loan Agreement, dated as of November 25, 2009, between New-Wave Investment Holding Company and Merrill Lynch International

D*	Shareholders Agreement, dated as of November 25, 2009, among the Management Shareholders listed on Schedule 1 thereto, CITIC Capital MB Investment Limited, CITIC Capital China Access Fund Limited, Early Success International Limited, FV Green Alpha Three Limited, SCGF New Wave Limited and New-Wave Investment Holding Company Limited

E	Amended and Restated Registration Rights Agreement, dated as of November 24, 2009, between SINA Corporation and New-Wave Investment Holding Company Limited

*	Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:

December 7, 2009	NEW-WAVE INVESTMENT HOLDING LIMITED
/s/ Charles Guowei Chao
Signature

Charles Guowei Chao/Director
Name/Title

CHARLES GUOWEI CHAO
/s/ Charles Guowei Chao
Signature

SCHEDULE A
New-Wave Investment Holding Company Limited
Directors and Executive Officer

Present
Principal
Name	Occupation	Business Address	Citizenship
Charles Chao	Director and Chief Executive Officer of SINA Corporation	20/F Ideal International Plaza No.58 Northwest 4th Ring Road Haidian District, Beijing 100080, PRC	United States of America

EXHIBIT INDEX

Exhibit No.	Description

A	Joint Filing Agreement, dated as of December 7, 2009, between New-Wave Investment Holding Company Limited and Charles Chao

B	Share Subscription Agreement, dated as of September 21, 2009 and as amended on September 23, 2009 and November 14, 2009, between SINA Corporation and New-Wave Investment Holding Company Limited

C*	Margin Loan Agreement, dated as of November 25, 2009, between New-Wave Investment Holding Company and Merrill Lynch International

D*	Shareholders Agreement, dated as of November 25, 2009, among the Management Shareholders listed on Schedule 1 thereto, CITIC Capital MB Investment Limited, CITIC Capital China Access Fund Limited, Early Success International Limited, FV Green Alpha Three Limited, SCGF New Wave Limited and New-Wave Investment Holding Company Limited

E	Amended and Restated Registration Rights Agreement, dated as of November 24, 2009, between SINA Corporation and New-Wave Investment Holding Company Limited

*	Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.